Computation of Ratios of Earnings to Fixed Charges

				Exhibit 12

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(in millions, except ratios)	2017	2016	2017	2016
Earnings:
Pre-tax income (loss)(a):	$(2,881)	$666	$293	$3,437
Add - Fixed charges	388	432	1,170	1,250
Adjusted Pre-tax income (loss)	$(2,493)	$1,098	$1,463	$4,687
Fixed charges:
Interest expense	$289	$319	$864	$925
Portion of rent expense representing interest	28	27	83	82
Interest credited to policy and contract holders	71	86	223	243
Total fixed charges	$388	$432	$1,170	$1,250
Total fixed charges, excluding interest credited to
policy and contract holders	$317	$346	$947	$1,007
Ratio of earnings to fixed charges:
Ratio	n/a	2.54	1.25	3.75
Coverage deficiency	$(2,881)	n/a	n/a	n/a
Ratio of earnings to fixed charges, excluding interest
credited to policy and contract holders(b):
Ratio	n/a	3.17	1.54	4.65
Coverage deficiency	$(2,810)	n/a	n/a	n/a

(a) From continuing operations, excluding undistributed earnings (loss) from equity method investments and capitalized interest.

(b) The ratio of earnings to fixed charges, excluding interest credited to policy and contract holders, removes interest credited to guaranteed investment contract (GIC) policyholders and guaranteed investment agreement (GIA) contract holders. Such interest expenses are also removed from earnings used in this calculation. GICs and GIAs are entered into by our subsidiaries. The proceeds from GICs and GIAs are invested in a diversified portfolio of securities, primarily investment grade bonds. The assets acquired yield rates greater than the rates on the related policyholders obligation or contract, with the intent of earning a profit from the spread.